Exhibit 99.1

XChange TEC.INC

RECEIVES NASDAQ NOTICE OF REGAINING COMPLIANCE

SHANGHAI, China, November 29, 2024 (PRNewswire) -- XChange TEC.INC (NASDAQ: XHG) (the “Company”), today announced that it has received a notice (the “Compliance Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) dated November 26, 2024 stating that the Company has regained compliance with the requirement to maintain a minimum bid price of $1 per share as set forth under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”) for continued listing on The Nasdaq Capital Market.

As previously announced by the Company, on November 8, 2024, the Company received a notice from Nasdaq stating that the Company was not in compliance with the Bid Price Rule. With the receipt of the Compliance Notice from Nasdaq on November 26, 2024, the Company is now in compliance with The Nasdaq Capital Market’s listing requirements, and the Company’s American Depositary Shares will continue to be listed and traded on Nasdaq.

About XChange TEC.INC

XChange TEC.INC, through its subsidiaries and consolidated variable interest entities, operates insurance agency and insurance technology business. The insurance agency is PRC-licensed and operates nationwide in the PRC with a wide range of insurance products underwritten by major insurance companies, including industry leading and/or state-owned property and casualty insurance companies as well as certain regional property and casualty insurance companies in the PRC. The insurance technology business is focused on operating and developing insurance technology in the PRC, including developing SaaS platform to connect consumers and underwriting support.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. The Company’s actual results may differ materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. The reports filed by the Company with the U.S. Securities and Exchange Commission discuss these and other important factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Luna Guo

E-mail: luna@fenglinju.cn